Exhibit D-3

        UNITED STATES OF AMERICA 108 FERC ¶ 62,247
FEDERAL ENERGY REGULATORY COMMISSION

Black Hills Corporation Xcel Energy Inc. Cheyenne Light, Fuel & Power Company	Docket No. EC04-118-000

ORDER AUTHORIZING DISPOSITION AND ACQUISITION
OF JURISDICTIONAL FACILITIES

(Issued September 20, 2004)

        On June 14, 2004, Black Hills Corporation (Black Hills), Xcel Energy Inc. (Xcel Energy) and Cheyenne Light, Fuel & Power Company (CLF&P) (collectively, Applicants) filed an application pursuant to section 203 of the Federal Power Act (FPA)1 requesting Commission authorization for Black Hills to acquire and for Excel Energy to dispose of jurisdictional facilities relating to Black Hills' acquisition of all of the outstanding capital stock of CLF&P. The jurisdictional facilities consist of CLF&P's transmission facilities.

        Black Hills, a South Dakota corporation which through its subsidiaries is engaged in the electric utility, unregulated power generation, energy supply and trading, and telecommunications businesses. It is an exempt utility holding company whose principal public utility operating company subsidiary is Black Hills Power, Inc. (Black Hills Power). Black Hills Power provides electric generation, transmission and distribution services to wholesale and retail customers in South Dakota, Wyoming, and Montana.2     Black Hills' other principal subsidiaries are Black Hills Energy, Inc. (Black Hills Energy) and Black Hills FiberCom, LLC (Black Hills FiberCom). Black Hill Energy is an integrated energy company engaged through its subsidiaries, in the development, ownership, and operation of exempt wholesale generators and qualifying facilities, the production, transportation, and marketing of natural gas, oil, coal, and other energy commodities, energy marketing, and other energy related activities. Black Hills FiberCom is a telecommunications company offering bundled telephone, high speed internet and cable connections, and other broadband communications services.

1 16 U.S.C. § 824b (2000).

2 Black Hills Power sells bundled capacity and energy service to the municipal electric system of the City of Gillette, Wyoming, and wholesale capacity and energy to other wholesale customers at market-based rates. It owns generating facilities located in its South Dakota service area and in Wyoming's Powder River Basin. Black Hill Power also owns and operates a small transmission system of 230 kV and smaller transmission facilities located in Southwestern South Dakota and Northeastern Wyoming, with a small 69kV extension into Southeastern Montana. Black Hills Power provides transmission services over its system under a joint open access transmission tariff.

        Xcel Energy wholly-owns CLF&P and is a registered holding company under the Public Utility Holding Company Act of 1935. It wholly-owns four other utility operating companies: (1) Northern States Power Company (NSP), a combination electric and gas utility that operates in Minnesota, North Dakota and South Dakota; (2) Northern States Power Company (Wisconsin) (NSP-W), a combination electric and gas utility that operates in Wisconsin and Michigan; (3) Public Service Company of Colorado (PSCo), a combination electric and gas utility that operates in Colorado; and (4) Southwestern Public Service Company (SPS), an electric utility which operates in Texas, New Mexico, Oklahoma, and Kansas (collectively, Excel Energy Operating Companies). The Xcel Energy Operating Companies offer transmission service under Xcel Energy's open-access transmission tariff. In addition, Xcel Energy owns Xcel Energy Services Inc., a services company that provides administrative, financial, legal, and other services to the Excel Energy Operating Companies and non-utility subsidiaries.

        CLF&P is a wholly-owned subsidiary of Xcel Energy. It is a small electric and gas retail distribution company that operates in Wyoming. CLF&P does not own or operate any electric generating facilities and purchases all of its power requirements for its electric system from PSCo, its affiliate, under a power sales agreement. CLF&P owns two 115 kV transmission line segments that total 25.5 miles in length that are located within, and are operated by, Western Area Power Administration's (WAPA) Rocky Mountain Region control area. It also owns facilities in two WAPA transmission substations and a switching station. CLF&P uses these transmission facilities to interconnect its distribution system with the WAPA transmission system. CLF&P's transmission facilities do not comprise an integrated transmission system and serve only to allow CLF&P to deliver power to its distribution system in Cheyenne, Wyoming. The transmission service over the CLF&P transmission facilities is offered under Xcel Energy's open access transmission tariff, but there have never been any requests for transmission services over these facilities.

        Pursuant to a Stock Purchase Agreement dated January 13, 2004, Black Hills will acquire all of the issued and outstanding shares of CLF&P held by Excel Energy for cash, with certain adjustments for outstanding indebtedness, working capital, and pre-closing capital expenditures. Following consummation, CLF&P will be a direct wholly-owned subsidiary of Black Hills. Applicants state the proposed acquisition will allow Black Hills to significantly add to its retail presence in Wyoming and augment its diversified energy activities in Wyoming.

        Applicants state that the proposed transaction is consistent with the public interest and will not adversely affect competition, rates or regulation. With respect to competition, Applicants state that CLF& P does not own or control any generating facilities and does not make any wholesale sales of electric energy. They state that CLF&P owns only minimal transmission facilities, which are used solely for the purpose of interconnecting its distribution system with WAPA's transmission system. Applicants indicate the proposed transaction will not cause the combination of generating facilities, wholesale energy marketing capabilities, or networked transmission facilities. Therefore, Applicants contend the transaction can have no effect on the relevant product and geographic markets for wholesale power and related products or transmission service. Applicants note that the transaction will not allow Black Hills and CLF&P to withhold inputs to production or limit or prevent entry of new generating resources into the region. In addition, Applicants state that the proposed transaction will not enhance Black Hills' ability or incentive to exercise market power in the supply of delivery services.

        With respect to rates, Applicants state that the proposed transaction will have no effect on rates. Applicants note that none of Black Hills' jurisdictional subsidiaries' tariffs, rate schedules, or service agreements will be changed as a result of the transaction, nor will CLF&P's rates for wholesale power purchases under its full requirements purchase contract with PSCo be affected by the transaction.

        With respect to regulation, Applicants state that the proposed transaction will not affect the ability of the Commission or state regulators to regulate Black Hills and its subsidiaries. Applicants indicate that the proposed transaction could result in Black Hills becoming a registered public utility holding company. In the such event, they state that Black Hills commits to waive any immunity from the

Commission regulation of non-power affiliate sales to which it may potentially be entitled under the Ohio Power doctrine.

        This filing was noticed on June 16, 2004, with comments, protests or interventions due on or before July 6, 2004. The International Brotherhood of Electrical Workers, Local No. 111 (Local 111) filed a timely motion to intervene and a protest. Municipal Energy Agency of Nebraska (MEAN), PacifiCorp and the City of Gillette, Wyoming (Gillette) filed timely motions to intervene raising no substantial issues. On August 20, 2004, Local 111 filed a motion to withdraw its protest. Pursuant to Rule 214 of the Commission's Rules of Practice and Procedures, Local 111, MEAN, PacifiCorp and Gillette's unopposed motion to intervene serves to make them a party to this proceeding.

        After consideration, it is concluded that the proposed transaction is consistent with the public interest and is hereby authorized, subject to the following conditions:

  (1)
  The proposed transaction is authorized upon the terms and conditions and for the purposes set forth in the application;

  (2)
  The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determinations of cost or any other matter whatsoever now pending or which may come before the Commission;

  (3)
  Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted;

  (4)
  The Commission retains authority under sections 203(b) and 309 of the FPA, to issue supplemental orders as appropriate;

  (5)
  Applicants shall make appropriate filings under section 205 of the FPA, as necessary, to implement the transaction; and

  (6)
  Applicants shall notify the Commission within 10 days of the date that the disposition and acquisition of the jurisdictional facilities has been consummated.

        This action is taken pursuant to the authority delegated to the Director, Division of Tariffs and Market Development—West under 18 C.F.R. § 375.307. This order constitutes final agency action. Requests for rehearing by the Commission may be filed within 30 days of the date of issuance of this order pursuant to 18 C.F.R. § 385.713.

                    Jamie L. Simler
                    Director
                    Division of Tariffs and Market Development—West